UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Tuxis Corporation
________________________________________________________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value
________________________________________________________________________________________________
(Title of Class Securities)

901 14 4 105
_______________________________________________________________________________________________
(CUSIP Number)

Louis Glazer, M.D. Ph.G.
 Chief Executive Officer
Patient Safety Technologies, Inc.
(formerly, Franklin Capital Corp.)
1800 Century Park East, Suite 200, Los Angeles, CA 90067
(310) 895-7750
________________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 8, 2006
________________________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901 14 4 105	SCHEDULE 13D

1. Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Patient Safety Technologies, Inc. (formerly, Franklin Capital Corporation)
13-3419202

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization   Delaware

Number of Shares Bene-ficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 41,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 41,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person  41,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)  Approximately 4.16% (based upon approximately 984,000 shares outstanding as of October 5, 2005, as disclosed in Tuxis Corporation’s annual report to shareholders on Form N-SAR, as filed with the SEC on March 1, 2006)

14. Type of Reporting Person (See Instructions)

CO

Patient Safety Technologies, Inc., a Delaware corporation (“PST”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), hereby files this amended Schedule 13D (the “Statement”) with the Securities and Exchange Commission.

PST had previously reported its beneficial ownership in Tuxis Corporation, a Maryland corporation (“Tuxis”) jointly with Ault Glazer Bodnar & Company Investment Management, LLC, a Delaware limited liability company (“Adviser”) and Milton C. Ault, III (“Ault”), as a result of Ault’s position as Chairman and Chief Executive Officer of PST. Effective January 9, 2006, Mr. Ault resigned his position as Chairman and Chief Executive Officer of PST. Subsequent to Mr. Ault’s resignation, on March 8, 2006, PST began to implement a planned liquidation of its holdings in Tuxis. This Statement is being filed by PST to reflect the fact that, as a result of both Ault’s resignation and PST’s subsequent plan to liquidate its holdings in Tuxis, PST will no longer be jointly reporting its beneficial ownership with either Adviser or Ault, as a result of being deemed a member of a group under Rule 13d-5 of the 1934 Act or otherwise.

Item 1. Security and Issuer

This Statement relates to the Common Stock, $0.01 par value (the “Common Stock”), issued by Tuxis. The principal executive offices of Tuxis are located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background

Name: Patient Safety Technologies, Inc. (formerly, Franklin Capital Corporation)
Place of Organization: Delaware
Principal Business: Operating Company
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

PST directly holds approximately 41,000 shares of Tuxis Common Stock.

Item 3. Source and amount of Funds or other Consideration

The aggregate amount of funds and other consideration used by PST to purchase shares of Tuxis Common Stock was approximately $792,022 in cash and approximately 38,000 shares of PST Common Stock. Such amount was derived from PST’s working capital and authorized capital stock.

Item 4. Purpose of Transaction

PST had previously reported its beneficial ownership in Tuxis jointly with Adviser and Ault, as a result of Ault’s position as Chairman and Chief Executive Officer of PST. Effective January 9, 2006, Mr. Ault resigned his position as Chairman and Chief Executive Officer of PST. Subsequent to Mr. Ault’s resignation, on March 8, 2006, PST began to implement a planned liquidation of its holdings in Tuxis. This Statement is being filed by PST to reflect the fact that, as a result of both Ault’s resignation and PST’s subsequent plan to liquidate its holdings in Tuxis, PST will no longer be jointly reporting its beneficial ownership with either Adviser or Ault, as a result of being deemed a member of a group under Rule 13d-5 of the 1934 Act or otherwise.

Notwithstanding its current plan to liquidate its holdings in Tuxis, subject to availability at prices deemed favorable, PST may acquire additional shares of Common Stock of Tuxis from time to time in the open market, in privately negotiated transactions or otherwise. PST may also dispose of shares of Common Stock of Tuxis from time to time in the open market, in privately negotiated transactions or otherwise. PST or persons affiliated therewith may also enter into transactions directly with Tuxis with respect to the acquisition or disposition of shares, or otherwise.

As of March 16, 2006, PST owns less than 5% of Tuxis Common Stock.

Except as set forth above, PST has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing represents the range of activities presently contemplated by PST with respect to Tuxis and the Common Stock, it should be noted that the possible activities of PST are subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a) The response of PST to Items 11 and 13 set forth on the cover page of this Statement, which relate to the aggregate beneficial ownership of shares of Tuxis Common Stock, are incorporated herein by reference.

(b) The responses of PST to Items 7 through 11 set forth on the cover page of this Statement, which relate to beneficial ownership of shares of the Tuxis Common Stock, are incorporated herein by reference.

(c) Below is a list of each transaction in shares of Tuxis Common Stock that involved PST during the previous sixty days.

	Transaction		Transaction	Amount	Transaction
Name	Date	Company	Type	Bought or Sold	Price	Broker
Patient Safety Technologies Inc	3/8/2006	Tuxis Corporation	Sell	13,900	$7.4107	BEST
Patient Safety Technologies Inc	3/10/2006	Tuxis Corporation	Sell	500	$7.3875	BEST
Patient Safety Technologies Inc	3/13/06	Tuxis Corporation	Sell	13,600	$6.9578	BEST
Patient Safety Technologies Inc	3/14/06	Tuxis Corporation	Sell	3,000	$7.0207	BEST
Patient Safety Technologies Inc	3/15/06	Tuxis Corporation	Sell	10,000	$6.8279	BEST
Patient Safety Technologies Inc	3/16/06	Tuxis Corporation	Sell	19,800	$6.5751	BEST

(d) Not Applicable.

(e) As of March 16, 2006, PST owns less than 5% of Tuxis Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth in this Statement, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of Tuxis.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 16, 2006

                Patient Safety Technologies, Inc.

                (formerly, Franklin Capital Corporation)

                /s/ Louis Glazer, M.D. Ph.G________
                Louis Glazer, M.D. Ph.G
                Chief Executive Officer